

07003051



SEC [stamp-obscured] ISSION
Washington, D.C. 20549



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Financial Services, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 Sorrento Valley Road, Suite 210
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loraine Wiser (858) 530-4423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio, N., Ste. 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Financial Services, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer

Title

Notary Public


JERI L. BITNER
COMM. #1484358
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Apr. 19, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 22 2007
WASH., D.C.
186
SECTION

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Partners' Capital 4
Statements of Cash Flows 5
Notes to Financial Statements .... 6 - 11

SUPPLEMENTARY SCHEDULES

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 12
Computation of Reserve Requirements pursuant to Rule 15c3-3 13
Information Relating to the Possession or Control Requirements under Rule 15c3-3 14

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL .... 15 - 16



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
CUSO Financial Services, LP
San Diego, California

We have audited the accompanying statements of financial condition of CUSO Financial Services, LP (the "Partnership") as of December 31, 2006 and 2005 and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, LP as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 12 through 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 1, 2007

PKF
Certified Public Accountants
A Professional Corporation

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 7,219,589	$ 5,885,211
Receivables from clearing firm	1,742,877	2,115,154
Securities - held to maturity	12,488,717	11,026,131
Securities - trading	-	92,004
Securities - available for sale	250,000	-
Deposits with clearing organizations	255,000	105,000
Other receivables	390,751	181,178
Current portion of notes receivable	404,577	413,474
Other assets and deposits	429,786	443,481
Total current assets	23,181,297	20,261,633
Notes receivable, net of current portion	811,250	1,150,000
Property and equipment, net	680,398	885,592
Total assets	$ 24,672,945	$ 22,297,225

LIABILITIES AND PARTNERS' CAPITAL

	2006	2005
CURRENT LIABILITIES		
Accounts payable	$ 181,476	$ 228,934
Securities owned - short position	-	12,018
Accrued commissions	3,919,733	4,017,252
Due to affiliate	38,289	44,368
Deposits in transit	3,116	3,110
Other accrued liabilities	1,201,470	874,279
Total liabilities	5,344,084	5,179,961
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL	19,328,861	17,117,264
Total liabilities and partners' capital	$ 24,672,945	$ 22,297,225

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$ 73,071,609	$ 65,751,616
Marketing assistance	1,699,402	1,532,699
Interest	1,507,894	1,219,961
Other	2,933,405	2,306,856
Total revenues	79,212,310	70,811,132
Expenses:		
Commissions and clearing	61,428,790	56,045,024
Employee compensation and benefits	6,877,145	6,127,805
Meetings and conferences	720,288	691,857
Occupancy and related depreciation	583,682	585,064
Outside services	2,642,370	1,773,706
Communication and technology	282,064	220,806
Travel and entertainment	206,146	186,187
Advertising and market development	40,562	41,507
Office supplies and printing	126,283	149,976
Insurance	133,983	83,162
Taxes, licenses, and registration fees	14,865	6,889
Interest and bank charges	16,253	9,468
Other	126,282	85,368
Total expenses	73,198,713	66,006,819
Net income	$ 6,013,597	$ 4,804,313

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2006 and 2005

Balance at December 31, 2004	$ 13,706,476
Capital contributions	450,000
Distributions	(1,784,994)
Deferred Compensation	(58,531)
Net income	4,804,313
Balance at December 31, 2005	17,117,264
Capital Accounts Redeemed	(84,209)
Distributions	(3,680,791)
Deferred Compensation	(37,000)
Net income	6,013,597
Balance at December 31, 2006	$ 19,328,861

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,013,597	$ 4,804,313
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	305,764	353,523
Accrued interest on notes receivable	(2,353)	(71,500)
Loss on sale and disposition of fixed assets	867	2,629
Decrease (increase) in assets:		
Receivables from clearing firm	372,277	(66,785)
Other receivables	(209,573)	308,558
Other assets and deposits	13,692	(98,113)
Increase (decrease) in liabilities:		
Accounts payable	(47,458)	(186,039)
Securities owned - short position	(12,018)	11,437
Accrued commissions	(97,519)	972,886
Due to affiliate	(6,079)	(91,564)
Deposits in transit	6	(527,036)
Other accrued liabilities	327,191	440,577
Net cash provided by operating activities	6,658,394	5,852,886
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned	(1,620,582)	(6,151,958)
Deposits with clearing organizations	(150,000)	(301)
Repayments on notes receivable	350,000	352,500
Capital expenditures	(101,437)	(533,486)
Net cash used in investing activities	(1,522,019)	(6,333,245)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital (redemptions) contributions	(84,209)	450,000
Capital distributions	(3,680,788)	(1,784,994)
Deferred Compensation	(37,000)	(58,531)
Net cash used in financing activities	(3,801,997)	(1,393,525)
Net (decrease) increase in cash and cash equivalents	1,334,378	(1,873,884)
Cash and cash equivalents at the beginning of the year	5,885,211	7,759,095
Cash and cash equivalents at the end of the year	$ 7,219,589	$ 5,885,211
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 1,228	$ 1,143
Interest	$ 8,435	$ 4,627

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

The Partnership

CUSO Financial Services, LP (The "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned

The Partnership accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* (SFAS 115), which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings.

Income Taxes

Income taxes, if any, are the liability of the individual partners. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise tax.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any material credit losses from these institutions.

NOTE 2 - ACCOUNTING POLICIES (continued)

Reclassifications

Certain balance sheet accounts have been reclassified from prior year to conform to the current year presentation.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

The carrying values reflected in the statement of financial condition at December 31, 2006 and 2005 reasonably approximate the fair values for financial instruments. In making such assessment, the Partnership has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2006 and 2005.

NOTE 3 – SECURITIES

At December 31, 2006 and 2005, the Partnership held investments in marketable securities that were classified as held-to-maturity and trading and consisted of the following:

Held-to-maturity	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Treasuries and commercial paper	$ 12,738,717	$ 19,685	$ (25,990)	$ 12,732,412

Contractual maturities of held-to-maturities at December 31, 2006 are as follows:

Due in one year or less	$ 10,487,717
Due in 2 - 5 years	2,001,000
Total investments in held-to-maturity	$ 12,488,717

Available for sale securities at December 31, 2006 consist of an equity investment and is carried at $250,000, which approximates fair value.

NOTE 3 – SECURITIES (continued)

Held-to-maturity	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Treasuries and certificates of deposit	$ 11,026,131	$ 18,233	$ (35,764)	$ 11,008,600

Trading securities at December 31, 2005 consist of mutual funds carried at $92,004, which approximates fair value.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31:

	2006	2005
Furniture and fixtures	$ 159,733	$ 132,213
Software	2,102,408	2,094,294
Computers and equipment	472,483	411,338
Leasehold improvements	28,792	25,867
	2,763,416	2,663,712
Less: Accumulated depreciation and amortization	(2,083,018)	(1,778,120)
Total furniture and equipment, net	$ 680,398	$ 885,592

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Partnership maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness (approximately $357,000 at December 31, 2006), whichever is higher. At December 31, 2006 and 2005, the Partnership had net capital of $15,856,359 and $13,319,608 respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.33 to 1 and 0.38 to 1, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a $500,000 unsecured line of credit with a bank at the bank's prime lending rate. As of December 31, 2006 and 2005, there were no draws against the line of credit.

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease with a related party. This lease is dated December 1, 2004 and expires December 1, 2009. The Partnership generally pays taxes, insurances, and maintenance expenses related to the leased facilities. The Partnership leases other facilities and equipment on a short-term basis. Rent expense was $222,216 and $190,045 for the years ended December 31, 2006 and 2005, respectively.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending December 31	Total
2007	$ 243,476
2008	249,691
2009	247,018
	$ 740,185

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Other

The Company has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Company's software trading system. Under the terms of this agreement the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the NASD. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The partnership first, then the limited partners and finally the general partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2006 and 2005, the Partnership owed the General Partner $38,289 and $44,368, respectively.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

Loans

During January 2004, the Partnership loaned a total of $400,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum, require annual payments of $25,000 plus accrued interest and are due on March 31, 2011. As of December 31, 2006 and 2005, the balance on these loans amounted to $259,577 and $309,474, respectively.

During June 2004, the Partnership loaned a total of $1,500,000 to two officers of the General Partner. The loans bear interest at 6.0% per annum and require annual payments of $150,000 plus accrued interest beginning June 1, 2005. As of December 31, 2006 and 2005, the balance on these loans amounted to $956,250 and $1,254,000,respectively .

Leases

See Note 6.

NOTE 9 – EMPLOYEE 401(K) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company may make a discretionary profit sharing contribution to the Plan. Total contributions were $206,184 and $236,184 for the years ended December 31, 2006 and 2005, respectively.

NOTE 10 – DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Company created a deferred compensation bonus agreement (Bonus) to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, death, or an asset sale of the Company. As of December 31, 2006 and 2005, the balance for the deferred compensation bonus agreement was $95,531 and $58,531, respectively, and is included in partners' capital.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

	2006	2005
Partners' capital	$ 19,328,861	$ 17,117,264
Less non-allowable assets:		
Other assets and deposits	(680,289)	(443,981)
Other receivables	(411,714)	(742,303)
Related party notes receivable	(1,215,827)	(1,254,000)
Furniture, equipment and leasehold improvements	(680,398)	(885,592)
Non-allowable assets	(2,988,228)	(3,325,876)
Less other deductions and/or charges	(12,809)	-
Net capital before charges on security positions	16,327,824	13,791,388
Less charges on security positions:		
Debt securities	(59,382)	(74,073)
Other securities	(45)	(17,755)
Undue concentration	(7,702)	-
Money market funds	(48,064)	(35,422)
Charges on security positions	(115,193)	(127,250)
Net capital	$ 16,212,631	$ 13,664,138

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2006	2005
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 356,272	$ 344,530
Net capital in excess of amount required	$ 15,856,359	$ 13,319,608
Aggregate indebtedness	$ 5,344,084	$ 5,167,943
Ratio of aggregate indebtedness to net capital	0.33 to 1	0.38 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2006 and 2005.

CUSO FINANCIAL SERVICES, LP
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

The Partnership does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

CUSO FINANCIAL SERVICES, LP
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

The Partnership is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In planning and performing our audits of the financial statements of CUSO Financial Services, LP as of and for the years ended December 31, 2006 and 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of these internal controls or the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 and 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 1, 2007

PKF
Certified Public Accountants
A Professional Corporation

END